# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: iOThree Limited, CIK 0001997637
CUSIP: G4940T112
Title of class of securities: Ordinary Shares, par value $0.0625 per share
Address of issuer's principal executive offices: 161 Kallang Way, #07-08, Mapletree Hi-Tech, Kallang Way, Singapore (U0), 349247
Date of event which requires filing of this statement: 03/31/2026
Filed by CIK 0002148790
Persons authorized to receive notices and communications: Yu Chen, Lianyi Holding Limited, RM 604 6/F Wing On Plaza 62 Mody Rd, HONG KONG, Hong Kong (K3), 000000, 86 13917362326

## Reporting persons
- Lianyi Holding Limited (CIK 0002148790): type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); source of funds: affiliate funds (AF); sole voting power 1,034,483; shared voting power 0; sole dispositive power 1,034,483; shared dispositive power 0; aggregate amount beneficially owned 1,034,483 (34.12% of the class)
  Comment: *This percentage is calculated based on 3,032,199 Ordinary Shares of the Issuer issued and outstanding as of July 20, 2026
- Yu Chen: type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: personal funds (PF); sole voting power 1,034,483; shared voting power 0; sole dispositive power 1,034,483; shared dispositive power 0; aggregate amount beneficially owned 1,034,483 (34.12% of the class)
  Comment: *This percentage is calculated based on 3,032,199 Ordinary Shares of the Issuer issued and outstanding as of July 20, 2026

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value $0.0625 per share
Name of issuer: iOThree Limited
Address of issuer's principal executive offices: 161 Kallang Way, #07-08, Mapletree Hi-Tech, Kallang Way, Singapore (U0), 349247

## Item 2. Identity and Background
Name of person filing: (a) This statement is filed jointly by Lianyi Holding Limited, a company incorporated under the laws of Hong Kong, and Yu Chen, its director and controlling person (each, a "Reporting Person").
Residence or business address:
Lianyi Holding Limited: RM 604, 6/F, Wing On Plaza, No. 62 Mody Road, Tsim Sha Tsui East, Kowloon, Hong Kong

Yu Chen: c/o Lianyi Holding Limited, RM 604, 6/F, Wing On Plaza, No. 62 Mody Road, Tsim Sha Tsui East, Kowloon, Hong Kong
Present principal occupation or employment: Lianyi Holding Limited is a shipping services company, with its principal business address at RM 604, 6/F, Wing On Plaza, No. 62 Mody Road, Tsim Sha Tsui East, Kowloon, Hong Kong. Yu Chen serves as a Director of Lianyi Holding Limited, whose principal business and address are set forth above.
Criminal convictions in the last five years: None.
Civil proceedings (securities laws) in the last five years: None.
Citizenship: Lianyi Holding Limited: Hong Kong Yu Chen: China

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Lianyi Holding Limited purchased 1,034,483 Ordinary Shares at US$0.87 per share, for an aggregate purchase price of US$900,000, pursuant to a Securities Purchase Agreement, dated January 10, 2026.

The purchase price was paid from the personal funds of Yu Chen. No portion was borrowed. Yu Chen acquired no Ordinary Shares directly and is deemed to beneficially own the Ordinary Shares held by Lianyi Holding Limited by virtue of Yu Chen's control of that entity.

## Item 4. Purpose of Transaction
Purpose of transaction: The securities held by the Reporting Persons were acquired in connection with the transaction described in Item 3 above. The Reporting Persons have made no proposals, and have entered into no agreements, which would be related to or would result in any of the events or matters described in part (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares and percentages of the shares beneficially owned by each of the Reporting Persons.
Number of shares as to which each person has sole or shared power to vote or dispose: See Rows 7 through 10 of the cover page for each Reporting Person.
Transactions in the class effected during the past sixty days: Other than the transactions discussed in Item 3 hereof, the contents of which are incorporated herein by reference, the Reporting Persons did not effect any transactions in the Issuer's securities within the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Other than the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Persons' securities.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Other than the Joint Filing Agreement attached as Exhibit 1 hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 1 - Joint Filing Agreement, dated August 28, 2026, by and between Lianyi Holding Limited and Yu Chen with respect to the filing of this Schedule 13D.

## Signatures
- Lianyi Holding Limited: /s/ Yu Chen, Yu Chen/Director (08/28/2026)
- Yu Chen: /s/ Yu Chen, Yu Chen (08/28/2026)